SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4) of the
Securities Exchange Act of 1934

DIGITAL IMPACT, INC.
(Name of Subject Company)

DIGITAL IMPACT, INC.
(Name of Person(s) Filing Statement)

Common Stock, Par Value $.001 Per Share
(including the associated Series A
Participating Preferred Stock Purchase Rights)
(Title of Class of Securities)

25385G 10 6
(CUSIP Number of Class of Securities)

William Park
President, Chief Executive Officer and Chairman of the Board of Directors
177 Bovet Road, Suite 200
San Mateo, California 94402
(650) 356-3400
 (Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person(s) filing statement)

With copies to:

Selim Day, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
12 East 49th Street
New York, NY 10017
(212) 999-5800

☒    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.